

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2020

Ramy Farid, Ph.D.
President and Chief Executive Officer
Schrödinger, Inc.
120 West 45th Street, 17th Floor
New York, New York 10036

**Re: Schrödinger, Inc.
Registration Statement on Form S-1
Exhibit Nos. 10.24 – 10.32
Filed January 10, 2019
File No. 333-235890**

Dear Dr. Farid:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance